SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2007

Prana Biotechnology Limited
(Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X         Form 40-F _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.      Prana to raise A$7.0 million from Institutional and Professional Investors

Prana to Raise A$7.0 million from Institutional and Professional Investors

- Funds to be used for the ongoing development of lead compound, PBT2 -

MELBOURNE, Australia - September 12, 2007: Prana Biotechnology Limited (NASDAQ: PRAN / ASX: PBT), a biopharmaceutical company focused on the research and development of treatments for neurodegenerative disorders, today announced, subject to shareholder approval, a private placement of approximately 24.56 million new shares at a subscription price of A$0.285 (28.5 cents) per share, with a 2 for 6 free attaching option.

Prana will receive A$7.0 million, before allowing for issue costs, from institutional and professional investors in Australia and the United States. The funds will be predominantly used for the ongoing development of its lead compound, PBT2, currently in a Phase IIa trial in patients with Alzheimer’s disease.

This trial, scheduled for completion in December 2007, is designed to advance the commercialization of Prana’s programs to develop novel treatments for neurodegenerative disorders.

“We are especially pleased to receive support from this group of investors, a number of whom have been strong supporters of the Company since inception,” commented Prana Chairman and Chief Executive Officer, Geoffrey Kempler. "This commitment reflects confidence in Prana and the potential of PBT2 as a disease modifying therapy for Alzheimer’s disease patients.”

The Phase IIa trial of PBT2 is a double-blind, placebo-controlled safety and tolerability study in patients with Alzheimer’s disease. PBT2 is Prana’s proprietary lead compound. The trial is well advanced, over 70% of study patients have been dosed and almost half of the target 80 patients have already completed the trial.

“Given this progress, we are particularly pleased with the positive safety and tolerability demonstrated by PBT2 to date. We are on track to complete the trial by the end of the year and report results in the first quarter of 2008” said Mr Kempler.

New York based Brimberg & Co assisted with this transaction. The placement is subject to shareholder approval at an Extraordinary General Meeting, which is expected to occur on or about October 11, 2007. The Company will be seeking shareholder approval for the right to allot up to 35,087,700 shares with 2 for 6 attaching options which would raise us to A$ 10 million if fully subscribed. The Company currently has firm commitments in place for A$7.0 million of this total. The 2 options, which will expire on 31 October and 30 November, 2010 respectively, will be exercisable at A$0.37 cents and A$0.43 cents respectively.

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialise research into Alzheimer's disease and other major age-related neurodegenerative disorders. The company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including The University of Melbourne, The Mental Health Research Institute (Melbourne) and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, contributed to the discovery of Prana’s technology.

For further information, please visit our web site at www.pranabio.com.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT2, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT2, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT2, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT2, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on From 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Contacts:

Investor Relations	Media Relations
Mark Jones	Ivette Almeida
T: 646-284-9400	T: 646-284-9455
E: mjones@hfgcg.com	E: ialmeida@hfgcg.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By /s/ Geoffrey Kempler
            Geoffrey Kempler,
            Executive Chairman

Date:  September 12, 2007